November 15, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Independence Holding Company Withdrawal of Post-effective Amendment No. 2

Registration No. 333-134424

Ladies and Gentlemen:

Independence Holding Company (the “Registrant”) respectfully requests that Post-effective Amendment No. 2 (the “Amendment”) filed with the Securities and Exchange Commission (the “Commission”) on November 8, 2013 be withdrawn pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended.

The Registrant is requesting withdrawal of the Amendment because it was inadvertently filed with Commission as a pre-effective amendment. A new Amendment will be filed with the Commission as a post-effective amendment subsequent to this withdrawal.

In making this request for withdrawal, the Registrant confirms that no securities have been sold, or will be sold, in reliance on the Amendment.

Please direct any questions regarding this matter to the undersigned at (212) 355-4141.

Very truly yours,

/s/ Adam C. Vandervoort
Adam C. Vandervoort
Independence Holding Company
Corporate Vice President, General Counsel and Secretary